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                        [Thompson Coburn letterhead]


January 18, 2006



VIA FACSIMILE & EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:      K-V Pharmaceutical Company
         Form 10-K for Fiscal Year Ended March 31, 2005
         File No. 1-09601

Dear Mr. Rosenberg:

         We are in receipt of a copy of the Staff's comment letter, dated January 9, 2006. Pursuant to the voice mail I left you on January 18, 2006, we confirm that the Company is not in a position to file its response to the Staff by the January 19th requested response time set forth in the comment letter. The Company is working to respond to the comment letter as quickly as possible. Therefore, the Company expects to respond to the Staff on or about February 8, 2006.

         Please call upon the undersigned at (314) 552-6025 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours,

Thompson Coburn LLP


By  /s/ Thomas E. Proost
   ----------------------------
   Thomas E. Proost

cc:  Gerald R. Mitchell
     Richard H. Chibnall
     Thomas A. Litz